
April 5, 2024

Anna Cross
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

> **Re: Barclays PLC**
> **Form 20-F for the fiscal year ended December 31, 2023**
> **Filed February 20, 2024**
> **File No. 001-09246**

Dear Anna Cross:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2023

Financial Review, page 300

1.   We note your disclosure on pages 304, 308 and 315 related to the material impact of gross and net structural hedge contributions on net interest income. Please revise future filings to provide a separately captioned section discussing the structural hedge and the impact on financial results. In your disclosure, please address the following bullet points and provide any other appropriate information:

   - the specific interest rate risk being hedged (e.g., decrease in net interest income from decreasing interest rates) during each period presented and a description of the underlying causes of the specific risk (e.g., net assets with variable interest rates);
   - the type of financial instruments and derivatives you used to hedge this risk (e.g., receive fixed/pay variable swaps) during each period presented and in what interest rate scenarios the hedges result in gains or losses;
   - clarify if the derivatives used are settled daily and reconcile the notional amount of

      £246bn disclosed on page 315 to the table on page 355 in Note 14;

- clearly describe how you account for the structural hedges;
- if you use hedge accounting, please provide us an accounting analysis detailing how your policies are consistent with the guidance in IFRS 9;
- for each period presented, quantify in a tabular format any material gains or losses recognized by line item in the statement of comprehensive income from the structural hedges and reconcile these amounts to the amount disclosed on page 360 related to the amount of cash flow hedges of interest rate risk recycled to net interest income;
- for each period presented, provide a discussion of the underlying economic drivers that resulted in the gains or losses detailed in the prior bullet point and to the extent needed, discuss how the accounting impacts the amounts recognized in each line item in the statement of comprehensive income;
- clarify the extent that economic risk management objectives and strategies changed during each period presented, the impact of these changes on the structural hedges, the impact of these changes on the accounting (e.g., de-designation and new designations) and the impact of these changes on gains and/or losses recognized;
- clearly discuss how gross and net contributions from the structural hedges are measured and presented in the statement of comprehensive income; and
- reconcile the gross and net structural hedge contributions disclosed on page 315 to the amounts presented in the tabular format in response to the prior bullet point above if not apparent.

Please provide us your proposed revised disclosure based on financial results and the structural hedges in place during 2023.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Phippen at 202-551-3697 or Michael Volley at 202-551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance